UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.7)

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Gary T. Moomjian, Esq.

Moomjian, Waite & Coleman, LLP

350 Jericho Turnpike, Suite 104

Jericho, New York 11753

(516) 937-5900

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

October 13, 2023

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS
Richard Horowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of	7.	Sole Voting Power	1,475,041shares of Class A Common Stock (1) (2)
Shares
Beneficially	8.	Shared Voting Power	0
Owned
By
Each	9.	Sole Dispositive Power	1,475,041 shares of Class A Common Stock (1) (2)
Reporting
Person with:	10.	Shared Dispositive Power	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,475,041 shares of Class A Common Stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.7% of outstanding Class A Common Stock

14.	TYPE OF REPORTING PERSON
IN

(1)	Includes 30,000 shares of Class A Common Stock underlying stock options exercisable within 60 days of the filing of this Amendment No. 7.

(2)	See Items 4 and 6 in respect to Mr. Horowitz’s agreement relating to voting and disposition of shares.

SCHEDULE 13D/A

Introductory Note:

This Amendment No. 7 (“Amendment No. 7”) amends a Statement on Schedule 13D dated May 18, 2000 by Richard Horowitz (the “Reporting Person” or “Mr. Horowitz”) and Linda Horowitz, as amended by Amendment No. 1 filed jointly by the Reporting Person, the Estate of Linda Horowitz (the “Estate”) and The Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”) on May 23, 2007, Amendment No. 2 filed jointly by the Reporting Person, the Estate and the Trust on April 28, 2008, Amendment No. 3 filed jointly the Reporting Person and the Trust on July 5, 2014, Amendment No. 4 filed by the Reporting Person on October 22, 2014, Amendment No. 5 filed by the Reporting Person on February 20, 2019, and Amendment No. 6 filed by the Reporting Person on March 22, 2023 (such Statement on Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the “Schedule 13D”).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 13, 2023, P & F Industries, Inc., a Delaware corporation (the ”Company”), Tools AcquisitionCo., LLC, a Delaware limited liability company (“Parent”), and Tools MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Acquisition Sub with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time will be cancelled and converted into the right to receive $13.00 per share in cash (the “Per Share Merger Consideration”).

In connection with the Merger Agreement, on October 13, 2023, Richard Horowitz entered into a Voting and Support Agreement (the “Voting Agreement”) with Parent, pursuant to which and subject to the terms and conditions set forth therein, Mr. Horowitz has agreed, among other things, to vote, subject to his existing stockholder agreement with the board of directors of the Company, all of the shares of Common Stock of the Company owned by him (i) in favor of the adoption of the Merger Agreement or any matter to be approved by the stockholders of the Company to facilitate the Merger and (ii) against any proposal, action or alternate transaction involving the Company or its subsidiaries which would impede, frustrate, prevent or nullify the Merger. In addition, Mr. Horowitz has agreed that in the event that a termination fee is payable by the Company to the Parent pursuant to the Merger Agreement, then, subject to the terms and conditions of the Voting Agreement, Mr. Horowitz will pay to Parent a fee equal to 50% of his Profit (as defined below) from his sale or transfer of Common Stock of the Company owned by him pursuant to the transactions contemplated by the Competing Proposal (as defined in the Merger Agreement) to which the Company termination fee relates. “Profit” for purposes of the Voting Agreement means the difference between (i) the consideration per share received by Mr. Horowitz in respect of the Competing Proposal less the Per Share Merger Consideration multiplied by (ii) the number of shares sold or transferred by Mr. Horowitz in such other transaction.

The Voting Agreement will terminate upon the earlier of (i) the closing of the Merger, (ii) any termination of the Merger Agreement in accordance with its terms or (iii) any amendment to the Merger Agreement that reduces or changes the form of the merger consideration.

In addition, in connection with the Merger Agreement, on October 13, 2023, Richard A. Horowitz entered into a letter agreement with the Board of Directors of the Company (the “Letter Agreement”) which amended the existing letter agreement between Mr. Horowitz and the Board dated February 14, 2019 (the “Existing Letter Agreement). Mr. Horowitz agreed, in respect to the vote regarding the Merger Agreement, to vote any shares of the Common Stock of the Company owned by him that are in excess of 42.5% of the issued and outstanding Common Stock of the Company in proportion to the vote of all holders of Company Common Stock, other than shares held by him or any other 13(d) filer (“Proportionate Vote”); the Existing Letter Agreement provided an option for Mr. Horowitz to exercise a Proportionate Vote or not vote at all with respect to such excess shares. The Letter Agreement also provides that any vote of Mr. Horowitz’ shares that are subject to the Voting Agreement shall be deemed for purposes of certain sections of the Existing Letter Agreement to be irrevocably approved for all purposes by all of the independent directors of the Company.

The foregoing summary of the Voting Agreement and the Letter Agreement are not complete and are qualified in their entirety to the full text of the Support Agreement and the Letter Agreement, which are attached as Exhibits 1 and 2 hereto and incorporated herein by reference. In addition, the foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Company on October 13, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The response to Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

1.	The Voting Agreement
2.	The Letter Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2023

/s/ Richard Horowitz
Richard Horowitz